SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

MPF DEWAAY FUND 8, LLC; MPF REIT FUND 1, LLC; MPF BADGER ACQUISITION CO., LLC; SCM SPECIAL FUND 2, LLC ; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee*

NOT APPLICABLE	NOT APPLICABLE

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12.                      Exhibits.

99.1	Press Release dated October 21, 2009

FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, LP announces a tender offer for Piedmont Office Realty Trust, Inc. for $4.00 per Share!

Moraga, Calif. (Market Wire)—October 21, 2009—Affiliates of MacKenzie Patterson Fuller, LP (the “Purchasers”) will launch a tender offer to purchase up to 1,000,000 shares of Piedmont Office Realty Trust on Monday, October 26, 2009.  The Purchasers will be offering to purchase such shares at $4.00 per Share, less the amount of any dividends declared or made with respect to the shares between the Offer Date and the Expiration Date.

This offer price is 33% higher than the price being offered by an affiliate of Madison International Realty, LLC, which is currently offering to purchase up to 23,620,000 shares at $3.00 per Share.

Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they contain important information. Shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov.  Shareholders may also obtain a copy of these documents, without charge, from our website at www.mpfi.com (click on MPF Tenders), or by calling toll free at 800-854-8357.  The Purchasers will be publishing an advertisement with the material terms of the Offer on October 26, 2009.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Patterson Fuller, LP
1640 School Street, Suite 100
Moraga, California 94556

The possible tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  You are advised to read the tender offer statement and the related documents when they become available because they will contain important information about the tender offer.